PART III – EXHIBIT 3

MATERIAL CONTRACTS

•	Employment Agreements of [***]

EMPLOYMENT AGREEMENT

This Management and Employment Agreement, effective November 01, 2013, is entered into, by and between Easton Pharmaceuticals Inc. a Wyoming registered Corporation with offices residing in Toronto, Canada (“the Company” or “Easton”), and Carla Pepe (The “Employee”).

Whereas the Company is a Wyoming registered corporation with its principle offices located in Toronto, Ontario Canada, and is the owner of various products and proprietary technology which includes drugs in the treatment of FSAD, OTC therapeutic / cosmeceutical products for the treatment of pain, nausea and other conditions as well as products such as “VIORRA” used for the treatment of FSAD; and

Whereas the Company wishes to retain Carla Pepe, providing her expertise and knowledge as a business Employee and expertise in the pharmaceutical and cosmeceutical industry; and

Whereas the Company desires assurance of the association and services of Carla Pepe in order to retain Carla Pepe’s experience, skills, abilities, background and knowledge, and is willing to engage Carla Pepe’s services on the terms and conditions set forth in this Agreement

Whereas Carla Pepe desires to be in the employment of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement, and

Whereas the Company wishes to immediately appoint Carla Pepe as the Companies Secretary / Treasurer and director, with the option of having Carla Pepe becoming the fulltime CEO of the Company commencing on March 01, 2014; and

Now,	Therefore, The Parties Agree as Follows:

1.	Engagement.

1.1	Term. The Company hereby employs Carla Pepe (the “Employee”), and the employee hereby accepts employment by the Company, upon the terms and conditions set forth in this Agreement. The term of this Agreement will begin immediately following the execution of this agreement, the Effective Date, and will continue until the (1st) anniversary of the Effective Date, unless terminated earlier in accordance with Section 7 below (the “Term”).

1.2	Title. The Employee will have the title of Director. Secretary / Treasurer and Chief Marketing Officer upon signing of this agreement, with this being reflected on the Wyoming Secretary Of State Articles of Incorporation. Until such time as the Employee becomes the CEO of the Company Commencing on March 1st, 2014, The Employee will report in the chain of command to the person or persons designated by the Company’s Board of Directors (the “Board”).

1.3	Other Positions. The Employee will also serve in an advisory capacity to management and subsidiaries and any other capacity or capacities to be determined by the Company or the Board of Directors of the Company. The Employee will report in the chain of command to the person or persons designated by the Subsidiaries’ Board of Directors (the “Subsidiary Board”).

1.4	Employment. The Employee will work for the Company and its subsidiaries on time flexible terms convenient to the Employee. She will not lend any of her knowledge to other, clients, or companies who are competitors to the Company, and will continue to work with current and future clients

2.	Services

2.1	Duties. The Employee will do and perform all services, acts, or things reasonably consistent with his position as stated in section 1.2, all in accordance with the bylaws of the Company and as required by the Board.

2.2	Policies and Practices. The employment relationship between the Parties will be governed by the policies and practices established by the Company and the Board of Directors.

3.	Compensation

Fees. Company agrees to pay Carla Pepe a cash salary in the amount of $2000cdn per month to be agreed and paid to Carla Pepe commencing on March 1” 2014 which will be the date the employee is officially placed as CEO to the Company. Such payments will be paid based upon the Employee’s time and efforts or as needed and required by the company, in accordance with Company policy. Such Base Salary will he prorated for any partial year of employment on the basis of a 365-day fiscal year or if the employment is prematurely terminated.

3.1	Common Stock. Upon signing of this agreement, The Company shall issue to the Employee a total of 20 (twenty million) shares of restricted common stock, from the Company Treasury, at a value of $0.005 per share.

3.2	20 (Twenty Million) shares shall be issued to the Employee upon signing of this agreement with all shares to be held in trust and to be advanced on the first anniversary date of this agreement as long as the Employee is still deemed to be an employee to the Company. If the Employee ceases to work for the Company during the term of this contract, for any reason, the Employee will be entitled to a prorated amount of shares earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employees heirs under this Agreement.

3.3	Anti-Dilution Adjustments. If, the shares of EASTON PHARMACEUTICALS, INC. Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, reverse-split, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event or any event with a similar effect, an “Anti-Dilution Event”), the Employees shares ratio shall be appropriately and proportionately adjusted on a prorata basis to reflect such Anti-Dilution Event. There shall be no adjustment in the exchange ratio in the event of any change in the price of EASTON PHARMACEUTICALS, INC. Common Stock or any other matter, other than for Anti-Dilution Events. For further clarity, the prorata adjustment shall mean and be reflected on all remaining shares the Employee has not sold or liquidated prior to any common stock reclassification.

3.4	Benefits. The Employee will, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any Employee benefit plan or arrangement which may be in effect from time to time and made available to the Company’s Employee’s or key management employees.

3.5	Employment Taxes. All of the Employee’s compensation will be subject to customary taxes and any other employment taxes as are commonly required to be collected, but shall be the sole responsibility of the Employee to Pay. The Company shall have no responsibility to pay or deduct any taxes on the Employee’s behalf

3.6	Revisions. Modifications to this agreement can be made but only by mutual agreement and with appropriate written documentation.

4.0	Duties Required From Employee.

4.1	Perform day to day operation of the company and act in the same capacity and authority as Secretary / Treasurer while employed until such time as the Employee is placed as the CEO to the Company.

Assist in attempting to provide approval to Health Canada, USEDA or other regulatory bodies in markets both in and outside North America related to Viorra or related products on behalf of the company.

Responsible for reviewing, analyzing, and formulating product as well as providing opinions, Research and Development. due diligence expertise on any products as well as provide her business expertise to assist in any other forms to allow the Company to meet its business objectives.

5.	Hold Harmless and Indemnification

5.1	This mutually agreed upon Management Agreement establishes an amicable relationship to assist the Company in the achievement of its corporate development. The Company agrees to indemnify and hold the Employee harmless from any and all loss, damages, claims, causes of action, liabilities and expenses (including but not limited to reasonable investigations and legal expenses) arising out of any claim for loss or damage to property, and any injuries to or death of persons caused by or resulting from the Company’s negligence or willful misconduct, or any other breach of this contract that is not a result of any work performed or any products developed by the Employee on behalf of the Company.

6.	Term

6.1	The term of this agreement shall be for a minimum of 12 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date and will be reviewed at the one year anniversary date of this agreement.

7.	Termination

7.1	This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2	If the Employee ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Employee, and/or the Employee’s heirs, the Employee’s and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employee’s heirs under this Agreement.

8.	Entire Agreement

8.1	This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9.	Severability

9.1	If any provision of this agreement is declared or found to be illegal, unenforceable, or void, in whole or in part. it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal. valid and enforceable.

10.	Binding Agreement

10.1	Each party is fully competent, authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2	It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to he addressed in a professional. business-like and amiable manner rapidly and in the best interest of the business and project goals.

11.	Representations and Warranties.

11.1	The Employee represents and warrants that the Employee is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Employee’s execution and performance of this Agreement will not violate or breach any other agreements between the Employee and any other person or entity.

12.	Confidential and Proprietary Information.

12.1	As a condition of employment. the Employee agrees to not divulge any of the Company’s and/or its Affiliates confidential information or trade secrets to others, unless necessitated in the course of doing Company business.

13.	Assignment

13.1	The rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of the Company’s assets, any corporate successor to the Company or any Assignee thereof.

14.	Governing Law

14.1	This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario without regard to conflict of law principles.

15.	Notices

15.1	All notices or demands to be given or made under this agreement shall he transmitted by facsimile, overnight express mail, or registered mail. Mutually acknowledged and agreed to receipt of notices may be made by email transmission for the benefit of both parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below but to be in effect from November 1, 2013.

Easton Pharmaceuticals	Carla Pepe

John Ada	Carla Pepe